May 23, 2019

INFOSYS LIMITED

Please be advised of the following **Depositary's Notice of Annual General Meeting of Shareholders:**

Depositary Receipt Information

CUSIP:	456788108	(DTC Eligible)	**DR ISIN:**	US4567881085
Country of Incorporation:	India			

Meeting Details:	Annual General Meeting at 3:00 p.m. IST at Christ University Auditorium, Hosur Road, Bengaluru 560029, Karnataka, India
DR Record Date:	May 20, 2019
Voting Deadline:	June 13, 2019 at 10:00 AM EST
Meeting Date:	June 22, 2019
Meeting Agenda:	The Company's Notice of Meeting, including the Agenda, can be found via the web at: www.infosys.com/investors
Ratio (ORD:DR):	1 : 1

In accordance with Section 4.08 of the Deposit Agreement (the "Deposit Agreement") between Infosys Limited ("the Company") and Deutsche Bank Trust Company Americas as Depositary ("the Depositary"), holders of Infosys Limited American Depositary Shares (ADSs) are hereby notified of Resolutions sought to be approved by way of Annual General Meeting of shareholders of Infosys Limited. A copy of the resolutions the Company seeks to pass via Annual General Meeting can be found on the following website www.infosys.com/investors and also enclosed herewith.

Holders of Infosys Limited ADSs at the close of business of the above-specified ADS record date ("Registered Holders") will be entitled, subject to any applicable provision of Indian law, of the Deposited Securities or of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares.

Upon the timely receipt of a properly completed postal ballot instruction form on or prior to the Voting Deadline set forth above, the Depositary shall endeavor, insofar as practicable and permitted under the applicable provisions of law and of the Memorandum and Articles of Association governing Deposited Securities of the Company, to vote or cause to be voted the Shares represented by ADSs in accordance with such postal ballot instructions.

Broadridge, as proxy agent, may refer on the internet, phone or proxy card to "DEFAULT: NO VOTE", which means that unless instructed otherwise, no vote will be cast. Please refer to the Notice of Meeting on the Company's website at www.infosys.com for the recommendations of the board of directors.

You may obtain a paper or email copy of the Indian Annual Report, free of charge, by sending a written request to the Infosys Limited registered office at Electronics City, Hosur Road, Bangalore-560 100, or by sending an email to investors@infosys.com, Attention: Manikantha AGS, Company Secretary. In addition, the Annual Report on Form 20-F may be accessed through the SEC's website maintained at http://www.sec.gov once filed.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

Holders and persons and/or entities having a beneficial interest in any ADS ("Beneficial Owners") are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:
Depositary Receipts
Phone: (800) 301-3517
dbemails@astfinancial.com